Exhibit 5.1

450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

September 10, 2008

CVS Caremark Corporation
One CVS Drive
Woonsocket, RI  02895

Re: CVS Caremark Corporation — $350,000,000 Floating Rate Notes due September 10, 2010

Ladies and Gentlemen:

We have acted as counsel for CVS Caremark Corporation (the “Company”), in connection with the Registration Statement on Form S-3 (File No. 333-143110 ) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), for the registration of $350,000,000 aggregate principal amount of its Floating Rate Senior Notes due September 10, 2010 (the “Notes”).  The Notes will be governed by and issued pursuant to a Senior Indenture dated August 15, 2006 between the Company and The Bank of New York, as trustee.

 We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

 Based upon the foregoing, we are of the opinion that when the Notes have been duly authenticated and delivered in accordance with the Indenture against payment therefor, the Notes will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture pursuant to which such Notes are to be issued, provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law.

2	September 10, 2008

In rendering the opinion above, we have assumed that each party to the Indenture and the Notes (collectively, the “Documents”) has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its organization. In addition, we have assumed that the execution, delivery and performance by each party thereto of each Document to which it is a party, (1) are within its corporate powers, (2) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (3) require no action by or in respect of, or filing with, any governmental body, agency or official, and (4) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, and that each Document has been duly authorized, executed and delivered by each party thereto and that each document is a valid, binding and enforceable agreement of each party thereto (other than the Company).

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and further consent to the reference to our name under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

 This opinion is rendered solely to you in connection with the above matter.  This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,
/s/ Davis Polk & Wardwell